EXHIBIT 21

SUBSIDIARIES OF THE SMALL BUSINESS ISSUER AS OF DECEMBER 31, 2006

	STATE	COUNTRY
YTB International, Inc.	Delaware	United States
YourTravelBiz.com, Inc.	Delaware	United States
YTB Travel Network Inc.	Delaware	United States
YTB Travel Network of Illinois, Inc. d/b/a YTB Travel & Cruises	Illinois	United States
REZconnect, Inc.	Delaware	United States